                                UNITED STATES             SEC File Number 1-9281
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                        Cusip Number 046515-10-2
                                FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)_X_ Form 10-K __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended:  December 31, 1995
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

                               Atari Corporation
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Full Name of Registrant


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Former Name if Applicable

                           455 South Mathilda Avenue
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Address of Principal Executive Office (STREET AND NUMBER)

                          Sunnyvale, California 94086
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 _X_     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _X_     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

On February 12, 1996, the Registrant entered into an Agreement and Plan of Reorganization (the "Agreement") with JT Storage, Inc., a Delaware corporation ("JTS"), related to the proposed merger of the Registrant and JTS (the "Merger"). The Merger, if consummated, would result in a substantial change in the Registrant's business. Following the execution of the Agreement, the Registrant has devoted substantial managerial resources to the preparation of a Joint Proxy/Registration Statement on Form S-4 relating to the proposed Merger. The preparation of such Registration Statement has required and is expected to continue to require the close attention of the Registrant's senior management. In addition, on March 1, 1996, the Registrant's Vice President and Chief Financial Officer terminated employment with the Registrant, which has placed additional burdens on the Registrant's remaining management. As a result of the foregoing, the Registrant's Annual Report on Form 10-K could not be filed within the prescribed period without unreasonable effort or expense. The Registrant issued a press release regarding the Merger on February 13, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Sam Tramiel                 (408)               328-0900
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         _X_ Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    _X_ Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The financial statements for fiscal 1995 of the Registrant to be included in the Registrant's Annual Report on Form 10-K reflect significant changes in the Registrant's results of operations from fiscal 1994 as follows. Revenues declined from $38.7 million in fiscal 1994 to $14.6 million in fiscal 1995 due to lower unit volume sales of the Registrant's principal products and to lower average selling prices of such products. Cost of revenues for fiscal 1995 was $44.2 million compared to $35.2 million for 1994. Included in cost of revenues for fiscal 1995 were accelerated amortization and write-offs of capitalized software development costs of $16.6 million and inventory write-downs of $12.6 million relating to certain of the Registrant's video game products. As a result, the Registrant reported a net loss of $49.6 million for fiscal 1995 compared to net income of $9.4 million in fiscal 1994. The Registrant issued a press release relating to fiscal 1995 financial results on March 14, 1996.

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                               Atari Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 29, 1996                   By /s/ Sam Tramiel
                                       ----------------------------------------
                                       Sam Tramiel, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).